03033756

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation (Exact Name of Registrant as Specified in Charter)	0000808851 (Registrant CIK Number)
Form 8-K for September 30, 2003 (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	333-106925 (SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

75711 SASCO 2003-BC3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

Exhibit	Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-BC3

$161,775,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A1	104,730,000	1M Libor	1.50	1-59	25.35%	TBD	9/25/2033	AAA/Aaa
A2	18,500,000	1M Libor	6.70	59-91	25.35%	TBD	9/25/2033	AAA/Aaa
M1	13,784,000	1M Libor	5.17	42-91	17.00%	TBD	9/25/2033	AA/Aa2
M2	10,317,000	1M Libor	5.07	39-91	10.75%	TBD	9/25/2033	A/A2
M3	3,714,000	1M Libor	5.04	38-91	8.50%	TBD	9/25/2033	A-/A3
M4	6,190,000	1M Libor	5.02	38-91	4.75%	TBD	9/25/2033	BBB/Baa2
M5	2,889,000	1M Libor	5.00	37-91	3.00%	TBD	9/25/2033	BBB-/Baa3
B	1,651,000	1M Libor	4.95	37-91	2.00%	TBD	9/25/2033	BB/Ba2

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A1	104,730,000	1M Libor	1.50	1-59	25.35%	TBD	9/25/2033	AAA/Aaa
A2	18,500,000	1M Libor	7.94	59-199	25.35%	TBD	9/25/2033	AAA/Aaa
M1	13,784,000	1M Libor	5.70	42-175	17.00%	TBD	9/25/2033	AA/Aa2
M2	10,317,000	1M Libor	5.56	39-161	10.75%	TBD	9/25/2033	A/A2
M3	3,714,000	1M Libor	5.48	38-145	8.50%	TBD	9/25/2033	A-/A3
M4	6,190,000	1M Libor	5.39	38-136	4.75%	TBD	9/25/2033	BBB/Baa2
M5	2,889,000	1M Libor	5.20	37-114	3.00%	TBD	9/25/2033	BBB-/Baa3
B	1,651,000	1M Libor	4.98	37-97	2.00%	TBD	9/25/2033	BB/Ba2

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Adjustable Rate Prepayment Assumption and 125% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that 100% of the Adjustable Rate Mortgage Loans pay at 28% CPR. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the age of the loan, the Fixed Rate Mortgage Loans pay at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 2.00%.

Origination and Servicing

100% of the Mortgage Loans are serviced by Ocwen. 100% of the loans will be master serviced by Aurora Loan Services. 100% of the loans were originated by Conseco Finance Corporation.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activitie s:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A1 and Class A2 Certificates, sequentially and in that order, until they have been retired. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates, until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will first be allocated to the Class A1 and Class A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates so that the credit enhancement percentage behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, (the "Class A Certificates"), M1, M2, M3, M4, M5 and B Certificates (together with the Class A Certificates, the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any class of LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for all Classes of Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to Classes A1 and A2, on a *pro rata* basis

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date, until the Targeted Overcollateralization Amount has been reached;

(7) To pay to the Class A1 and Class A2 Certificates, in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap; [(1)]

(8) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap;[(1)]

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Twenty-Four Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one-month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	157,883,898.28
3	153,699,266.10
4	149,237,709.40
5	144,543,755.61
6	139,926,204.73
7	135,384,865.33
8	130,919,880.64
9	126,531,702.62
10	122,221,064.21
11	118,125,833.68
12	114,163,608.89

Month	Notional Balance ($)
13	110,330,079.73
14	106,621,434.20
15	103,033,270.03
16	99,561,682.77
17	95,442,679.30
18	91,512,776.20
19	87,761,916.13
20	84,180,643.46
21	80,760,065.50
22	77,491,816.33
23	74,827,389.06
24	72,250,622.99

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate, if applicable.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, Class M5, Class M4, Class M3, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on the Class A Certificates will double and the margins on Classes M1, M2, M3, M4, M5 and B (the "Subordinate Certificates") will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates will have the preferential right to receive interest due and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4, M5 and B; Class M2 will be senior to Classes M3, M4, M5 and B; Class M3 will be senior to Classes M4, M5 and B; Class M4 will be senior to Classes M5 and B; and Class M5 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M5, M4, M3, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 2.00% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 2.00% of the Cut-Off Date Balance and (ii) 4.00% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 33.5% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Realized Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2006 to September 2007	4.00% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
October 2007 to September 2008	6.25% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
October 2008 to September 2009	7.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
October 2009 to September 2010	8.75% for the first month, plus an additional 1/12th of 0.45% for each month thereafter
October 2010 to September 2011	9.20% for the first month, plus an additional 1/12th of 0.30% for each month thereafter
October 2011 and thereafter	9.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3, M4, M5 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/Aaa Libor Floater
A2 AAA/Aaa Libor Floater
M1 AA/Aa2 Libor Floater
M2 A/A2 Libor Floater
M3 A-/A3 Libor Floater
M4 BBB/Baa2 Libor Floater
M5 BBB-/Baa3 Libor Floater
B BB/Ba2 Libor Floater

Classes M1, M2, M3, M4, M5 and B are subject to a lock-out period of 36 months with respect to principal payments.

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: October 27, 2003
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	September [ ], 2003
Expected Closing Date:	September 30, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.008% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A 1, A2, M1, M2, M3, M4 and M5. Minimum $100,000; increments $1 in excess thereof for Classes B.
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A 1 and Class A2 are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.15	2.11	1.50	1.12	0.91
Window (mos)	1-117	1-79	1-59	1-31	1-25
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	4/25/2006	10/25/2005
Class A2					
Avg. Life (yrs)	13.04	9.02	6.70	4.31	2.44
Window (mos)	117-175	79-122	59-91	31-71	25-34
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2006
Class M1					
Avg. Life (yrs)	9.71	6.64	5.17	4.97	4.29
Window (mos)	57-175	38-122	42-91	48-71	34-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.71	6.64	5.07	4.41	4.40
Window (mos)	57-175	38-122	39-91	42-71	46-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.71	6.64	5.04	4.26	3.98
Window (mos)	57-175	38-122	38-91	41-71	43-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.64	5.02	4.19	3.81
Window (mos)	57-175	38-122	38-91	39-71	40-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.71	6.64	5.00	4.13	3.69
Window (mos)	57-175	38-122	37-91	38-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class B					
Avg. Life (yrs)	9.64	6.59	4.95	4.08	3.61
Window (mos)	57-175	38-122	37-91	37-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.18	0.84
Window (mos)	1-76	1-33	1-24
Expected Final Mat.	1/25/2010	6/25/2006	9/25/2005
Class A2			
Avg. Life (yrs)	8.64	5.12	2.29
Window (mos)	76-117	33-76	24-32
Expected Final Mat.	6/25/2013	1/25/2010	5/25/2006
Class M1			
Avg. Life (yrs)	6.35	4.91	3.62
Window (mos)	37-117	46-76	32-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.53	4.37
Window (mos)	37-117	41-76	47-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.42	3.96
Window (mos)	37-117	40-76	44-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.37	3.74
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M5			
Avg. Life (yrs)	6.35	4.34	3.60
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	6.30	4.28	3.51
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.15	2.11	1.50	1.12	0.91
Window (mos)	1-117	1-79	1-59	1-31	1-25
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	4/25/2006	10/25/2005
Class A2					
Avg. Life (yrs)	14.96	10.60	7.94	5.30	2.44
Window (mos)	117-319	79-255	59-199	31-158	25-34
Expected Final Mat.	4/25/2030	12/25/2024	4/25/2020	11/25/2016	7/25/2006
Class M1					
Avg. Life (yrs)	10.55	7.33	5.70	5.39	5.65
Window (mos)	57-297	38-227	42-175	48-139	34-128
Expected Final Mat.	6/25/2028	8/25/2022	4/25/2018	4/25/2015	5/25/2014
Class M2					
Avg. Life (yrs)	10.50	7.28	5.56	4.80	4.70
Window (mos)	57-281	38-211	39-161	42-127	46-103
Expected Final Mat.	2/25/2027	4/25/2021	2/25/2017	4/25/2014	4/25/2012
Class M3					
Avg. Life (yrs)	10.44	7.22	5.48	4.61	4.25
Window (mos)	57-259	38-191	38-145	41-114	43-92
Expected Final Mat.	4/25/2025	8/25/2019	10/25/2015	3/25/2013	5/25/2011
Class M4					
Avg. Life (yrs)	10.32	7.12	5.39	4.48	4.03
Window (mos)	57-247	38-180	38-136	39-107	40-86
Expected Final Mat.	4/25/2024	9/25/2018	1/25/2015	8/25/2012	11/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.91	5.20	4.29	3.81
Window (mos)	57-214	38-153	37-114	38-89	38-72
Expected Final Mat.	7/25/2021	6/25/2016	3/25/2013	2/25/2011	9/25/2009
Class B					
Avg. Life (yrs)	9.68	6.62	4.98	4.10	3.62
Window (mos)	57-186	38-130	37-97	37-76	38-61
Expected Final Mat.	3/25/2019	7/25/2014	10/25/2011	1/25/2010	10/25/2008

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.18	0.84
Window (mos)	1-76	1-33	1-24
Expected Final Mat.	1/25/2010	6/25/2006	9/25/2005
Class A2			
Avg. Life (yrs)	10.18	6.18	2.29
Window (mos)	76-247	33-169	24-32
Expected Final Mat.	4/25/2024	10/25/2017	5/25/2006
Class M1			
Avg. Life (yrs)	7.02	5.37	4.83
Window (mos)	37-220	46-148	32-121
Expected Final Mat.	1/25/2022	1/25/2016	10/25/2013
Class M2			
Avg. Life (yrs)	6.97	4.95	4.84
Window (mos)	37-203	41-136	47-97
Expected Final Mat.	8/25/2020	1/25/2015	10/25/2011
Class M3			
Avg. Life (yrs)	6.92	4.80	4.23
Window (mos)	37-184	40-122	44-87
Expected Final Mat.	1/25/2019	11/25/2013	12/25/2010
Class M4			
Avg. Life (yrs)	6.82	4.69	3.97
Window (mos)	37-173	38-114	40-81
Expected Final Mat.	2/25/2018	3/25/2013	6/25/2010
Class M5			
Avg. Life (yrs)	6.61	4.51	3.72
Window (mos)	37-147	38-96	39-68
Expected Final Mat.	12/25/2015	9/25/2011	5/25/2009
Class B			
Avg. Life (yrs)	6.33	4.29	3.52
Window (mos)	37-125	37-81	38-58
Expected Final Mat.	2/25/2014	6/25/2010	7/25/2008

Available Funds Cap Schedule (1) (2)

**The Available Funds Cap shown is calculated without basis risk shortfalls coverage provided by the Interest Rate Cap*

Period	Available Funds Cap (%)	Period	Available Funds Cap (%)
1	10.00890	31	10.82606
2	9.68862	32	11.18529
3	10.01362	33	10.82288
4	9.69198	34	11.18202
5	9.69295	35	10.81973
6	10.36246	36	10.81817
7	9.69488	37	11.17716
8	10.01903	38	10.81505
9	9.69679	39	11.17395
10	10.02100	40	10.81196
11	9.69869	41	10.81043
12	9.69964	42	11.96699
13	10.02394	43	10.80737
14	9.70153	44	11.16605
15	10.02588	45	10.80434
16	10.13473	46	11.16294
17	10.13459	47	10.80134
18	11.22028	48	10.79985
19	10.13430	49	11.15831
20	10.47196	50	10.79689
21	10.13401	51	11.15526
22	10.88319	52	10.79392
23	10.53110	53	10.79243
24	10.53009	54	11.53515
25	10.88005	55	10.78947
26	10.52807	56	11.14760
27	10.87797	57	10.78654
28	10.83087	58	11.14459
29	10.82926	59	10.78363
30	11.98776	60	10.78219

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC3 Collateral Summary

Total Number of Loans	2,051	**Prepayment Penalty**	
Total Outstanding Loan Balance	$165,076,532	None	42.1%
Average Loan Principal Balance	$80,486	0.001-1.000	5.7%
Fixed Rate Percentage	78.1%	1.001-2.000	1.3%
Adjustable Rate Percentage	21.9%	2.001-3.000	48.9%
Prepayment Penalty Percentage	57.9%	3.001-4.000	0.8%
Weighted Average Coupon	10.5%	4.001-5.000	1.3%
Weighted Average Margin	8.5%		
Weighted Average Initial Periodic Cap	2.1%	**Geographic Distribution**	
Weighted Average Periodic Cap	2.0%	(Other states account individually for less than	
Weighted Average Maximum Rate	14.8%	4% of the Cut-off Date principal balance)	
Weighted Average Floor	9.0%	TX	13.0%
Weighted Average Original Term (mo.)	329.2	FL	8.7%
Weighted Average Remaining Term (mo.)	321.2	CA	8.4%
Weighted Average Loan Age (mo.)	8.1	NY	6.2%
Weighted Average Combined LTV	87.9%	TN	5.2%
Non-Zero Weighted Average FICO	621	CT	4.3%
Non-Zero Weighted Average DTI	41.9%	VA	4.2%
		Occupancy Status	
		Primary Home	98.8%
Product Type		Investment	1.2%
Fixed Rate	78.1%		
2/28 ARM (LIBOR)	21.9%	**Lien Position**	
Balloon	0.0%	First	86.4%
		Second	12.6%
		Third	1.0%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	805	$21,396,979.62	12.96%
50,000.01 - 100,000.00	634	46,437,293.14	28.13
100,000.01 - 150,000.00	355	43,468,808.97	26.33
150,000.01 - 200,000.00	141	24,280,399.49	14.71
200,000.01 - 250,000.00	68	14,955,972.02	9.06
250,000.01 - 300,000.00	30	8,162,375.58	4.94
300,000.01 - 350,000.00	11	3,580,367.16	2.17
350,000.01 - 400,000.00	6	2,334,372.68	1.41
450,000.01 - 500,000.00	1	459,963.53	0.28
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: $211.72
Maximum: $459,963.53
Average: $80,485.88

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$207,911.08	0.13%
5.501 - 6.000	1	21,659.98	0.01
6.001 - 6.500	2	125,173.44	0.08
6.501 - 7.000	10	1,119,977.52	0.68
7.001 - 7.500	20	2,956,351.41	1.79
7.501 - 8.000	55	7,508,291.61	4.55
8.001 - 8.500	64	7,760,051.16	4.70
8.501 - 9.000	131	13,165,558.58	7.98
9.001 - 9.500	125	13,761,910.08	8.34
9.501 - 10.000	214	20,656,850.71	12.51
10.001 - 10.500	161	15,287,155.20	9.26
10.501 - 11.000	226	21,856,659.60	13.24
11.001 - 11.500	179	16,562,314.25	10.03
11.501 - 12.000	181	16,274,591.45	9.86
12.001 - 12.500	127	8,850,453.98	5.36
12.501 - 13.000	102	4,366,536.86	2.65
13.001 - 13.500	105	2,938,459.80	1.78
13.501 - 14.000	233	8,716,210.49	5.28
14.001 - 14.500	89	2,500,074.55	1.51
14.501 - 15.000	19	334,707.73	0.20
15.001 - 15.500	4	75,354.44	0.05
15.501 - 16.000	1	22,735.53	0.01
18.501 - 19.000	1	7,542.74	0.00
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum:	5.260%
Maximum:	18.740%
Weighted Average:	10.517%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 119	20	$278,600.52	0.17%
120 - 180	196	7,643,716.34	4.63
181 - 240	525	23,159,157.96	14.03
241 - 300	222	10,497,243.16	6.36
301 - 360	1,088	123,497,814.21	74.81
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: 36.000
Maximum: 360.000
Weighted Average: 329.213

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 59	8	$79,334.95	0.05%
60 - 180	211	7,877,818.33	4.77
181 - 220	119	2,091,020.24	1.27
221 - 300	625	31,530,544.46	19.10
301 - 340	3	263,164.94	0.16
341 - 360	1,085	123,234,649.27	74.65
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: 27.000
Maximum: 354.000
Weighted Average: 321.157

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio*

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	10	$372,515.97	0.23%
20.001 - 30.000	10	413,890.46	0.25
30.001 - 40.000	19	662,278.49	0.40
40.001 - 50.000	20	842,805.19	0.51
50.001 - 60.000	38	2,622,300.64	1.59
60.001 - 70.000	103	7,671,287.44	4.65
70.001 - 80.000	419	39,334,105.32	23.83
80.001 - 90.000	432	39,281,761.14	23.80
90.001 - 100.000	823	70,416,577.52	42.66
>= 100.001	177	3,459,010.02	2.10
Total:	**2,051**	**$165,076,532.19**	**100.00%**

* All loans with CLTVs greater than 125% are Home Improvement loans.

Minimum: 6.490%
Maximum: 148.930%
Weighted Average: 87.858%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	21	$1,748,673.04	1.06%
500 - 519	56	6,296,397.31	3.81
520 - 539	90	9,283,053.65	5.62
540 - 559	157	16,983,948.90	10.29
560 - 579	165	15,038,158.76	9.11
580 - 599	191	12,514,510.47	7.58
600 - 619	222	15,667,290.68	9.49
620 - 639	328	22,095,111.51	13.38
640 - 659	281	18,990,354.32	11.50
660 - 679	200	17,111,184.68	10.37
680 - 699	136	11,426,100.65	6.92
700 - 719	88	7,133,480.71	4.32
>= 720	116	10,788,267.51	6.54
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: 458
Maximum: 810
Weighted Average: 621

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,292	$136,166,118.80	82.49%
Debt Consolidation	263	13,208,121.45	8.00
Purchase	71	7,897,633.76	4.78
Home Improvement	425	7,804,658.18	4.73
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,992	$159,025,618.53	96.33%
Condo	30	2,597,707.38	1.57
2-4 Family	15	1,987,915.56	1.20
Manufactured Housing	10	855,156.33	0.52
PUD	4	610,134.39	0.37
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Texas	274	$21,449,670.33	12.99%
Florida	151	14,284,288.48	8.65
California	146	13,867,395.49	8.40
New York	109	10,160,350.68	6.15
Tennessee	79	8,588,954.07	5.20
Connecticut	62	7,086,793.09	4.29
Virginia	71	6,944,357.44	4.21
Arizona	74	6,123,176.38	3.71
New Jersey	77	6,020,713.95	3.65
Oklahoma	70	5,368,268.15	3.25
Michigan	74	4,960,270.51	3.00
Minnesota	60	4,821,011.24	2.92
Ohio	93	4,595,270.03	2.78
Iowa	52	4,369,280.92	2.65
Maryland	35	3,951,770.70	2.39
Massachusetts	36	3,694,773.58	2.24
North Carolina	37	3,663,826.95	2.22
Missouri	55	3,543,723.62	2.15
Illinois	55	3,020,543.83	1.83
Pennsylvania	54	2,689,538.85	1.63
Arkansas	39	2,110,874.80	1.28
Indiana	34	2,033,470.87	1.23
Wisconsin	38	2,020,611.96	1.22
Washington	23	1,822,123.46	1.10
Nevada	29	1,774,890.74	1.08
Alabama	22	1,685,599.43	1.02
Kentucky	24	1,610,853.57	0.98
Louisiana	13	1,123,506.03	0.68
Rhode Island	9	1,106,601.01	0.67
New Mexico	8	981,435.39	0.59
Other	148	9,602,586.64	5.82
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,137	$69,457,676.16	42.08%
1% of Orig. Bal.	4	200,688.88	0.12
1% of UPB	51	4,018,900.04	2.43
2 Mos. Int. on UPB	1	76,329.11	0.05
2% of UPB	17	1,579,889.06	0.96
3 Months Int. on UPB	2	339,274.50	0.21
5% of UPB	15	700,475.90	0.42
5% 4% 3% 2% 1% of UPB	11	974,480.25	0.59
6 Mos. Int. on Amt Prepaid > 20% Orig. Bal.	813	87,728,818.29	53.14
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,569	$149,995,187.70	90.86%
Limited	466	12,031,554.38	7.29
Stated	11	2,139,320.03	1.30
No Documentation	5	910,470.08	0.55
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$393,066.67	1.09%
5.501 - 6.000	3	451,037.61	1.25
6.001 - 6.500	8	784,041.86	2.17
6.501 - 7.000	22	3,055,863.78	8.47
7.001 - 7.500	26	3,751,642.88	10.39
7.501 - 8.000	29	3,523,885.04	9.76
8.001 - 8.500	45	4,358,809.95	12.08
8.501 - 9.000	56	6,551,155.78	18.15
9.001 - 9.500	58	6,562,345.30	18.18
9.501 - 10.000	40	3,979,241.19	11.02
10.001 - 10.500	18	1,661,308.41	4.60
10.501 - 11.000	8	941,989.05	2.61
11.001 - 11.500	1	79,387.21	0.22
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 5.150%
Maximum: 11.020%
Weighted Average: 8.483%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	315	$36,093,774.73	100.00%
Total:	**315**	**$36,093,774.73**	**100.00%**

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	281	$31,181,814.13	86.39%
3.000	34	4,911,960.60	13.61
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.136%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	2	$354,406.29	0.98%
10.501 - 11.000	3	465,372.87	1.29
11.001 - 11.500	3	629,326.98	1.74
11.501 - 12.000	5	587,491.05	1.63
12.001 - 12.500	6	707,780.27	1.96
12.501 - 13.000	11	1,391,461.72	3.86
13.001 - 13.500	16	1,990,930.71	5.52
13.501 - 14.000	26	3,517,059.12	9.74
14.001 - 14.500	27	3,614,454.70	10.01
14.501 - 15.000	48	4,635,020.13	12.84
15.001 - 15.500	47	5,562,984.73	15.41
15.501 - 16.000	65	7,199,624.17	19.95
16.001 - 16.500	34	3,211,211.01	8.90
16.501 - 17.000	16	1,519,414.80	4.21
17.001 - 17.500	6	707,236.18	1.96
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 10.400%
Maximum: 17.450%
Weighted Average: 14.757%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
6.501 - 7.000	9	$1,075,261.93	2.98%
7.001 - 7.500	17	2,704,152.15	7.49
7.501 - 8.000	26	3,732,716.16	10.34
8.001 - 8.500	29	3,561,564.90	9.87
8.501 - 9.000	54	5,208,583.15	14.43
9.001 - 9.500	54	6,399,189.58	17.73
9.501 - 10.000	66	7,468,006.02	20.69
10.001 - 10.500	35	3,352,963.09	9.29
10.501 - 11.000	18	1,668,598.89	4.62
11.001 - 11.500	7	922,738.86	2.56
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 6.550%
Maximum: 11.500%
Weighted Average: 9.039%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-01	3	$263,164.94	0.73%
2004-03	5	477,297.07	1.32
2004-04	2	379,301.37	1.05
2004-06	3	316,812.67	0.88
2004-07	1	127,440.30	0.35
2004-08	2	553,302.08	1.53
2004-09	2	142,889.42	0.40
2004-10	4	672,457.28	1.86
2004-11	7	716,126.80	1.98
2004-12	68	8,468,308.96	23.46
2005-01	147	16,615,249.99	46.03
2005-02	71	7,361,423.85	20.40
Total:	**315**	**$36,093,774.73**	**100.00%**

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519

$158,793,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A1	102,799,000	1M Libor	1.50	1-59	25.35%	TBD	4/25/2033	AAA/Aaa
A2	18,159,000	1M Libor	6.70	59-91	25.35%	TBD	4/25/2033	AAA/Aaa
M1	13,530,000	1M Libor	5.17	42-91	17.00%	TBD	4/25/2033	AA/Aa2
M2	10,127,000	1M Libor	5.07	39-91	10.75%	TBD	4/25/2033	A/A2
M3	3,646,000	1M Libor	5.04	38-91	8.50%	TBD	4/25/2033	A-/A3
M4	6,076,000	1M Libor	5.02	38-91	4.75%	TBD	4/25/2033	BBB/Baa2
M5	2,836,000	1M Libor	5.00	37-91	3.00%	TBD	4/25/2033	BBB-/Baa3
B	1,620,000	1M Libor	4.96	37-91	2.00%	TBD	4/25/2033	BB/Ba2

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A1	102,799,000	1M Libor	1.50	1-59	25.35%	TBD	4/25/2033	AAA/Aaa
A2	18,159,000	1M Libor	7.94	59-199	25.35%	TBD	4/25/2033	AAA/Aaa
M1	13,530,000	1M Libor	5.70	42-175	17.00%	TBD	4/25/2033	AA/Aa2
M2	10,127,000	1M Libor	5.56	39-161	10.75%	TBD	4/25/2033	A/A2
M3	3,646,000	1M Libor	5.48	38-145	8.50%	TBD	4/25/2033	A-/A3
M4	6,076,000	1M Libor	5.39	38-136	4.75%	TBD	4/25/2033	BBB/Baa2
M5	2,836,000	1M Libor	5.20	37-114	3.00%	TBD	4/25/2033	BBB-/Baa3
B	1,620,000	1M Libor	4.98	37-97	2.00%	TBD	4/25/2033	BB/Ba2

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Adjustable Rate Prepayment Assumption and 125% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that 100% of the Adjustable Rate Mortgage Loans pay at 28% CPR. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the age of the loan, the Fixed Rate Mortgage Loans pay at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 2.00%.

Origination and Servicing

100% of the Mortgage Loans are serviced by Ocwen. 100% of the loans will be master serviced by Aurora Loan Services. 100% of the loans were originated by Conseco Finance Corporation.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A1 and Class A2 Certificates, sequentially and in that order, until they have been retired. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates, until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will first be allocated to the Class A1 and Class A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates so that the credit enhancement percentage behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, (the "Class A Certificates"), M1, M2, M3, M4, M5 and B Certificates will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any class of Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for all Classes of Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to Classes A1 and A2, on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date, until the Targeted Overcollateralization Amount has been reached;

(7) To pay to the Class A1 and Class A2 Certificates, in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap; [1]

(8) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap;[1]

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts; and

(10) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Twenty-Four Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one-month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	157,883,898.28
3	153,699,266.10
4	149,237,709.40
5	144,543,755.61
6	139,926,204.73
7	135,384,865.33
8	130,919,880.64
9	126,531,702.62
10	122,221,064.21
11	118,125,833.68
12	114,163,608.89

Month	Notional Balance ($)
13	110,330,079.73
14	106,621,434.20
15	103,033,270.03
16	99,561,682.77
17	95,442,679.30
18	91,512,776.20
19	87,761,916.13
20	84,180,643.46
21	80,760,065.50
22	77,491,816.33
23	74,827,389.06
24	72,250,622.99

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, Class M5, Class M4, Class M3, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on the Class A Certificates will double and the margins on Classes M1, M2, M3, M4, M5 and B (the "Subordinate Certificates") will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates will have the preferential right to receive interest due and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4, M5 and B; Class M2 will be senior to Classes M3, M4, M5 and B; Class M3 will be senior to Classes M4, M5 and B; Class M4 will be senior to Classes M5 and B; and Class M5 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M5, M4, M3, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 2.00% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 2.00% of the Cut-Off Date Balance and (ii) 4.00% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 33.5% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Realized Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2006 to September 2007	4.00% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
October 2007 to September 2008	6.25% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
October 2008 to September 2009	7.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
October 2009 to September 2010	8.75% for the first month, plus an additional 1/12th of 0.45% for each month thereafter
October 2010 to September 2011	9.20% for the first month, plus an additional 1/12th of 0.30% for each month thereafter
October 2011 and thereafter	9.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3, M4, M5 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Class	Rating	Type
A1	AAA/Aaa	Libor Floater
A2	AAA/Aaa	Libor Floater
M1	AA/Aa2	Libor Floater
M2	A/A2	Libor Floater
M3	A-/A3	Libor Floater
M4	BBB/Baa2	Libor Floater
M5	BBB-/Baa3	Libor Floater
B	BB/Ba2	Libor Floater

Classes M1, M2, M3, M4, M5 and B are subject to a lock-out period of 36 months with respect to principal payments.

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: October 27, 2003
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	September [ ], 2003
Expected Closing Date:	September 30, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.012% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2, M1, M2, M3, M4 and M5. Minimum $100,000; increments $1 in excess thereof for Class B.
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A1 and Class A2 are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.15	2.11	1.50	1.12	0.91
Window (mos)	1-117	1-79	1-59	1-31	1-25
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	4/25/2006	10/25/2005
Class A2					
Avg. Life (yrs)	13.04	9.02	6.70	4.31	2.44
Window (mos)	117-175	79-122	59-91	31-71	25-34
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2006
Class M1					
Avg. Life (yrs)	9.71	6.64	5.17	4.97	4.29
Window (mos)	57-175	38-122	42-91	48-71	34-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.71	6.64	5.07	4.41	4.40
Window (mos)	57-175	38-122	39-91	42-71	46-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.71	6.64	5.04	4.26	3.98
Window (mos)	57-175	38-122	38-91	41-71	43-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.64	5.02	4.19	3.81
Window (mos)	57-175	38-122	38-91	39-71	40-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.71	6.64	5.00	4.13	3.69
Window (mos)	57-175	38-122	37-91	38-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class B					
Avg. Life (yrs)	9.64	6.59	4.96	4.08	3.61
Window (mos)	57-175	38-122	37-91	37-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.18	0.84
Window (mos)	1-76	1-33	1-24
Expected Final Mat.	1/25/2010	6/25/2006	9/25/2005
Class A2			
Avg. Life (yrs)	8.64	5.12	2.29
Window (mos)	76-117	33-76	24-32
Expected Final Mat.	6/25/2013	1/25/2010	5/25/2006
Class M1			
Avg. Life (yrs)	6.35	4.91	3.62
Window (mos)	37-117	46-76	32-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.53	4.37
Window (mos)	37-117	41-76	47-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.42	3.96
Window (mos)	37-117	40-76	44-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.37	3.74
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M5			
Avg. Life (yrs)	6.35	4.34	3.60
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	6.30	4.28	3.51
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.15	2.11	1.50	1.12	0.91
Window (mos)	1-117	1-79	1-59	1-31	1-25
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	4/25/2006	10/25/2005
Class A2					
Avg. Life (yrs)	14.95	10.60	7.94	5.30	2.44
Window (mos)	117-319	79-255	59-199	31-158	25-34
Expected Final Mat.	4/25/2030	12/25/2024	4/25/2020	11/25/2016	7/25/2006
Class M1					
Avg. Life (yrs)	10.55	7.33	5.70	5.39	5.65
Window (mos)	57-297	38-227	42-175	48-139	34-128
Expected Final Mat.	6/25/2028	8/25/2022	4/25/2018	4/25/2015	5/25/2014
Class M2					
Avg. Life (yrs)	10.50	7.28	5.56	4.80	4.70
Window (mos)	57-281	38-211	39-161	42-127	46-103
Expected Final Mat.	2/25/2027	4/25/2021	2/25/2017	4/25/2014	4/25/2012
Class M3					
Avg. Life (yrs)	10.44	7.22	5.48	4.61	4.25
Window (mos)	57-259	38-191	38-145	41-114	43-92
Expected Final Mat.	4/25/2025	8/25/2019	10/25/2015	3/25/2013	5/25/2011
Class M4					
Avg. Life (yrs)	10.32	7.13	5.39	4.48	4.03
Window (mos)	57-247	38-180	38-136	39-107	40-86
Expected Final Mat.	4/25/2024	9/25/2018	1/25/2015	8/25/2012	11/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.91	5.20	4.29	3.81
Window (mos)	57-214	38-153	37-114	38-89	38-72
Expected Final Mat.	7/25/2021	6/25/2016	3/25/2013	2/25/2011	9/25/2009
Class B					
Avg. Life (yrs)	9.68	6.62	4.98	4.10	3.62
Window (mos)	57-186	38-130	37-97	37-76	38-61
Expected Final Mat.	3/25/2019	7/25/2014	10/25/2011	1/25/2010	10/25/2008

(1) 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.18	0.84
Window (mos)	1-76	1-33	1-24
Expected Final Mat.	1/25/2010	6/25/2006	9/25/2005
Class A2			
Avg. Life (yrs)	10.17	6.17	2.29
Window (mos)	76-247	33-169	24-32
Expected Final Mat.	4/25/2024	10/25/2017	5/25/2006
Class M1			
Avg. Life (yrs)	7.02	5.37	4.83
Window (mos)	37-220	46-148	32-121
Expected Final Mat.	1/25/2022	1/25/2016	10/25/2013
Class M2			
Avg. Life (yrs)	6.97	4.95	4.84
Window (mos)	37-203	41-136	47-97
Expected Final Mat.	8/25/2020	1/25/2015	10/25/2011
Class M3			
Avg. Life (yrs)	6.92	4.80	4.23
Window (mos)	37-184	40-122	44-87
Expected Final Mat.	1/25/2019	11/25/2013	12/25/2010
Class M4			
Avg. Life (yrs)	6.82	4.69	3.97
Window (mos)	37-173	38-114	40-81
Expected Final Mat.	2/25/2018	3/25/2013	6/25/2010
Class M5			
Avg. Life (yrs)	6.61	4.51	3.72
Window (mos)	37-147	38-96	39-68
Expected Final Mat.	12/25/2015	9/25/2011	5/25/2009
Class B			
Avg. Life (yrs)	6.33	4.29	3.52
Window (mos)	37-125	37-81	38-58
Expected Final Mat.	2/25/2014	6/25/2010	7/25/2008

Available Funds Cap Schedule (1) (2)

**The Available Funds Cap shown is calculated without basis risk shortfalls coverage provided by the Interest Rate Cap.*

Period	Available Funds Cap (%)	Period	Available Funds Cap (%)
1	10.00020	31	10.80344
2	9.68017	32	11.16193
3	10.00489	33	10.80030
4	9.68353	34	11.15869
5	9.68448	35	10.79717
6	10.35340	36	10.79562
7	9.68638	37	11.15388
8	10.01024	38	10.79254
9	9.68827	39	11.15070
10	10.01218	40	10.78948
11	9.69014	41	10.78795
12	9.69108	42	11.94213
13	10.01507	43	10.78493
14	9.69293	44	11.14288
15	10.01698	45	10.78193
16	10.12107	46	11.13979
17	10.12092	47	10.77896
18	11.20515	48	10.77749
19	10.12063	49	11.13522
20	10.45783	50	10.77455
21	10.12033	51	11.13220
22	10.86366	52	10.77162
23	10.51221	53	10.77014
24	10.51121	54	11.51135
25	10.86055	55	10.76722
26	10.50921	56	11.12462
27	10.85849	57	10.76432
28	10.80821	58	11.12164
29	10.80662	59	10.76144
30	11.96271	60	10.76001

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC3 Collateral Summary

Total Number of Loans	1,999
Total Outstanding Loan Balance	$162,033,822
Average Loan Principal Balance	$81,057
Fixed Rate Percentage	78.4%
Adjustable Rate Percentage	21.6%
Prepayment Penalty Percentage	58.3%
Weighted Average Coupon	10.5%
Weighted Average Margin	8.5%
Weighted Average Initial Periodic Cap	2.1%
Weighted Average Periodic Cap	2.0%
Weighted Average Maximum Rate	14.8%
Weighted Average Floor	9.0%
Weighted Average Original Term (mo.)	329.1
Weighted Average Remaining Term (mo.)	321.1
Weighted Average Loan Age (mo.)	8.0
Weighted Average Combined LTV	87.7%
Non-Zero Weighted Average FICO	621
Non-Zero Weighted Average DTI	41.9%
Percentage DSI Loans	7.4%

Product Type	
Fixed Rate	78.4%
2/28 ARM (LIBOR)	21.6%
Balloon	0.0%

Prepayment Penalty	
None	41.7%
0.001-1.000	5.9%
1.001-2.000	1.3%
2.001-3.000	49.1%
3.001-4.000	0.8%
4.001-5.000	1.3%

Geographic Distribution

(Other states account individually for less than 4% of the Cut-off Date principal balance)

TX	13.0%
CA	8.5%
FL	8.5%
NY	6.3%
TN	5.3%
CT	4.4%
VA	4.3%

Occupancy Status	
Primary Home	98.8%
Investment	1.2%

Lien Position	
First	86.5%
Second	12.5%
Third	0.9%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	778	$20,841,652.26	12.86%
50,000.01 - 100,000.00	618	45,333,050.23	27.98
100,000.01 - 150,000.00	348	42,619,575.34	26.30
150,000.01 - 200,000.00	140	24,120,590.42	14.89
200,000.01 - 250,000.00	68	14,955,972.02	9.23
250,000.01 - 300,000.00	30	8,162,375.58	5.04
300,000.01 - 350,000.00	11	3,580,367.16	2.21
350,000.01 - 400,000.00	5	1,960,276.00	1.21
450,000.01 - 500,000.00	1	459,963.53	0.28
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Minimum:	$211.72
Maximum:	$459,963.53
Average:	$81,057.44

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$207,911.08	0.13%
5.501 - 6.000	1	21,659.98	0.01
6.001 - 6.500	2	125,173.44	0.08
6.501 - 7.000	9	1,054,728.86	0.65
7.001 - 7.500	19	2,858,661.39	1.76
7.501 - 8.000	54	7,363,761.01	4.54
8.001 - 8.500	64	7,760,051.16	4.79
8.501 - 9.000	129	13,058,321.80	8.06
9.001 - 9.500	122	13,285,659.63	8.20
9.501 - 10.000	212	20,500,779.02	12.65
10.001 - 10.500	159	15,182,511.96	9.37
10.501 - 11.000	220	21,354,524.45	13.18
11.001 - 11.500	177	16,384,311.71	10.11
11.501 - 12.000	172	15,528,924.37	9.58
12.001 - 12.500	124	8,793,848.48	5.43
12.501 - 13.000	100	4,261,787.04	2.63
13.001 - 13.500	96	2,805,428.35	1.73
13.501 - 14.000	230	8,627,476.04	5.32
14.001 - 14.500	[illegible]	2,469,849.37	1.52
14.501 - 15.000	18	319,797.32	0.20
15.001 - 15.500	2	38,377.81	0.02
15.501 - 16.000	1	22,735.53	0.01
18.501 - 19.000	1	7,542.74	0.00
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Minimum: 5.260%
Maximum: 18.740%
Weighted Average: 10.512%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<=59	2	$11,265.67	0.01%
60 - 180	205	7,765,466.64	4.79
181 - 240	515	22,933,863.59	14.15
241 - 300	213	10,236,067.28	6.32
301 - 360	1,064	121,087,159.36	74.73
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Minimum: 36.000
Maximum: 360.000
Weighted Average: 329.094

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0 - 180	210	$7,811,568.73	4.82%
181 - 240	512	22,899,027.17	14.13
241 - 300	213	10,236,067.28	6.32
301 - 360	1,064	121,087,159.36	74.73
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Minimum: 27.000
Maximum: 354.000
Weighted Average: 321.050

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio*			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	10	$372,515.97	0.23%
20.001 - 30.000	10	413,890.46	0.26
30.001 - 40.000	19	662,278.49	0.41
40.001 - 50.000	20	842,805.19	0.52
50.001 - 60.000	37	2,601,438.55	1.61
60.001 - 70.000	102	7,596,382.23	4.69
70.001 - 80.000	411	38,801,570.07	23.95
80.001 - 90.000	422	38,503,233.56	23.76
90.001 - 100.000	810	69,202,742.24	42.71
100.001 - 125.000	156	2,978,728.78	1.84
>= 125.001	2	58,237.00	0.04
Total:	**1,999**	**$162,033,822.54**	**100.00%**

* All loans with CLTVs greater than 125% are Home Improvement loans.

Minimum: 6.490%
Maximum: 125.120%
Weighted Average: 87.726%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	19	$1,456,623.18	0.90%
500 - 519	53	6,044,430.77	3.73
520 - 539	88	9,100,576.39	5.62
540 - 559	156	16,936,679.52	10.45
560 - 579	162	14,726,545.49	9.09
580 - 599	185	12,281,976.57	7.58
600 - 619	213	15,393,158.07	9.50
620 - 639	317	21,716,965.72	13.40
640 - 659	273	18,345,165.13	11.32
660 - 679	199	17,104,786.61	10.56
680 - 699	133	11,240,948.25	6.94
700 - 719	87	7,068,232.05	4.36
>= 720	114	10,617,734.79	6.55
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Minimum:	458
Maximum:	810
Weighted Average:	621

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,272	$134,309,084.21	82.89%
Debt Consolidation	261	13,083,507.49	8.07
Purchase	67	7,356,134.65	4.54
Home Improvement	399	7,285,096.19	4.50
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,940	$155,982,908.88	96.27%
Condo	30	2,597,707.38	1.60
2-4 Family	15	1,987,915.56	1.23
Manufactured Housing	10	855,156.33	0.53
PUD	4	610,134.39	0.38
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Texas	267	$21,023,565.32	12.97%
California	145	13,841,217.38	8.54
Florida	148	13,767,075.40	8.50
New York	109	10,160,350.68	6.27
Tennessee	79	8,588,954.07	5.30
Connecticut	62	7,086,793.09	4.37
Virginia	71	6,944,357.44	4.29
Arizona	74	6,123,176.38	3.78
New Jersey	73	5,680,287.18	3.51
Oklahoma	70	5,368,268.15	3.31
Minnesota	60	4,821,011.24	2.98
Michigan	72	4,818,241.92	2.97
Ohio	90	4,460,419.49	2.75
Iowa	50	4,185,412.52	2.58
Maryland	35	3,951,770.70	2.44
Massachusetts	36	3,694,773.58	2.28
North Carolina	33	3,482,642.34	2.15
Missouri	52	3,463,250.74	2.14
Illinois	52	2,834,958.14	1.75
Pennsylvania	51	2,574,796.62	1.59
Arkansas	35	1,961,766.53	1.21
Wisconsin	36	1,931,654.72	1.19
Indiana	30	1,827,357.07	1.13
Nevada	29	1,774,890.74	1.10
Washington	20	1,730,382.07	1.07
Alabama	22	1,685,599.43	1.04
Kentucky	24	1,610,853.57	0.99
Louisiana	13	1,123,506.03	0.69
Rhode Island	9	1,106,601.01	0.68
New Mexico	8	981,435.39	0.61
Other	144	9,428,453.60	5.82
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,096	$67,619,132.85	41.73%
1% of Orig. Bal.	4	200,688.88	0.12
1% of UPB	51	4,018,900.04	2.48
2 Mos. Int. on UPB	1	76,329.11	0.05
2% of UPB	17	1,579,889.06	0.98
3 Mos. Int. on UPB	2	339,274.50	0.21
5% of UPB	15	700,475.90	0.43
5% 4% 3% 2% 1% of UPB	11	974,480.25	0.60
6 Mos. Int. on Amt Prepaid > 20% Orig. Bal.	802	86,524,651.95	53.40
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,544	$147,616,570.64	91.10%
Limited	439	11,367,461.79	7.02
Stated	11	2,139,320.03	1.32
No Documentation	5	910,470.08	0.56
Total:	**1,999**	**$162,033,822.54**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$393,066.67	1.12%
5.501 - 6.000	3	451,037.61	1.29
6.001 - 6.500	6	671,523.82	1.92
6.501 - 7.000	20	2,813,643.16	8.05
7.001 - 7.500	26	3,751,642.88	10.73
7.501 - 8.000	29	3,523,885.04	10.08
8.001 - 8.500	45	4,358,809.95	12.47
8.501 - 9.000	53	6,042,278.80	17.28
9.001 - 9.500	57	6,432,451.72	18.40
9.501 - 10.000	40	3,979,241.19	11.38
10.001 - 10.500	17	1,596,615.74	4.57
10.501 - 11.000	7	869,146.35	2.49
11.001 - 11.500	1	79,387.21	0.23
Total:	**305**	**$34,962,730.14**	**100.00%**

Minimum: 5.150%
Maximum: 11.020%
Weighted Average: 8.485%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	305	$34,962,730.14	100.00%
Total:	**305**	**$34,962,730.14**	**100.00%**

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.501 - 2.000	272	$30,098,038.92	86.09%
2.501 - 3.000	33	4,864,691.22	13.91
Total:	**305**	**$34,962,730.14**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.139%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
10.001 - 10.500	2	$354,406.29	1.01%
10.501 - 11.000	3	465,372.87	1.33
11.001 - 11.500	3	629,326.98	1.80
11.501 - 12.000	5	587,491.05	1.68
12.001 - 12.500	5	660,510.89	1.89
12.501 - 13.000	10	1,326,213.06	3.79
13.001 - 13.500	15	1,893,240.69	5.42
13.501 - 14.000	25	3,372,528.52	9.65
14.001 - 14.500	27	3,614,454.70	10.34
14.501 - 15.000	47	4,555,124.22	13.03
15.001 - 15.500	45	5,134,003.66	14.68
15.501 - 16.000	64	7,069,730.59	20.22
16.001 - 16.500	33	3,146,518.34	9.00
16.501 - 17.000	15	1,446,572.10	4.14
17.001 - 17.500	6	707,236.18	2.02
Total:	**305**	**$34,962,730.14**	**100.00%**

Minimum:	10.400%
Maximum:	17.450%
Weighted Average:	14.754%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
6.501 - 7.000	8	$1,010,013.27	2.89%
7.001 - 7.500	16	2,606,462.13	7.45
7.501 - 8.000	25	3,588,185.56	10.26
8.001 - 8.500	29	3,561,564.90	10.19
8.501 - 9.000	53	5,128,687.24	14.67
9.001 - 9.500	51	5,922,939.13	16.94
9.501 - 10.000	65	7,338,112.44	20.99
10.001 - 10.500	34	3,288,270.42	9.41
10.501 - 11.000	17	1,595,756.19	4.56
11.001 - 11.500	7	922,738.86	2.64
Total:	**305**	**$34,962,730.14**	**100.00%**

Minimum: 6.550%
Maximum: 11.500%
Weighted Average: 9.041%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-01	2	$118,634.34	0.34%
2004-03	5	477,297.07	1.37
2004-04	2	379,301.37	1.08
2004-06	2	269,543.29	0.77
2004-07	1	127,440.30	0.36
2004-08	2	553,302.08	1.58
2004-09	2	142,889.42	0.41
2004-10	4	672,457.28	1.92
2004-11	7	716,126.80	2.05
2004-12	66	8,330,217.60	23.83
2005-01	142	16,188,193.42	46.30
2005-02	70	6,987,327.17	19.99
Total:	**305**	**$34,962,730.14**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519

$161,775,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL (2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A	123,230,000	1M Libor	2.28	1-91	25.35%	TBD	9/25/2033	AAA/Aaa
M1	13,784,000	1M Libor	5.17	42-91	17.00%	TBD	9/25/2033	AA/Aa2
M2	10,317,000	1M Libor	5.07	39-91	10.75%	TBD	9/25/2033	A/A2
M3	3,714,000	1M Libor	5.04	38-91	8.50%	TBD	9/25/2033	A-/A3
M4	6,190,000	1M Libor	5.02	38-91	4.75%	TBD	9/25/2033	BBB/Baa2
M5	2,889,000	1M Libor	5.00	37-91	3.00%	TBD	9/25/2033	BBB-/Baa3
B	1,651,000	1M Libor	4.95	37-91	2.00%	TBD	9/25/2033	BB/Ba2

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL (2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A	123,230,000	1M Libor	2.47	1-199	25.35%	TBD	9/25/2033	AAA/Aaa
M1	13,784,000	1M Libor	5.70	42-175	17.00%	TBD	9/25/2033	AA/Aa2
M2	10,317,000	1M Libor	5.56	39-161	10.75%	TBD	9/25/2033	A/A2
M3	3,714,000	1M Libor	5.48	38-145	8.50%	TBD	9/25/2033	A-/A3
M4	6,190,000	1M Libor	5.39	38-136	4.75%	TBD	9/25/2033	BBB/Baa2
M5	2,889,000	1M Libor	5.20	37-114	3.00%	TBD	9/25/2033	BBB-/Baa3
B	1,651,000	1M Libor	4.98	37-97	2.00%	TBD	9/25/2033	BB/Ba2

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Adjustable Rate Prepayment Assumption and 125% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that 100% of the Adjustable Rate Mortgage Loans pay at 28% CPR. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the age of the loan, the Fixed Rate Mortgage Loans pay at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 2.00%.

Origination and Servicing

100% of the Mortgage Loans are serviced by Ocwen. 100% of the loans will be master serviced by Aurora Loan Services. 100% of the loans were originated by Conseco Finance Corporation.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates until they have been retired. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates, until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will first be allocated to the Class A Certificates until the credit enhancement percentage is equal to the Targeted Senior Enhancement Percentage. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates so that the credit enhancement percentage behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for the Class A, M1, M2, M3, M4, M5 and B Certificates, (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any class of LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for all Classes of Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to Classes A, M1, M2, M3, M4, M5 and B, sequentially;

(3) To pay the Credit Risk Manager Fee;

(4) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date, until the Targeted Overcollateralization Amount has been reached;

(6) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap; (1)

(7) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap;(1)

(8) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(9) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (6), (7), and (9), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Twenty-Four Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one-month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	157,883,898.28
3	153,699,266.10
4	149,237,709.40
5	144,543,755.61
6	139,926,204.73
7	135,384,865.33
8	130,919,880.64
9	126,531,702.62
10	122,221,064.21
11	118,125,833.68
12	114,163,608.89

Month	Notional Balance ($)
13	110,330,079.73
14	106,621,434.20
15	103,033,270.03
16	99,561,682.77
17	95,442,679.30
18	91,512,776.20
19	87,761,916.13
20	84,180,643.46
21	80,760,065.50
22	77,491,816.33
23	74,827,389.06
24	72,250,622.99

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate, if applicable.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, Class M5, Class M4, Class M3, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on the Class A Certificates will double and the margins on Classes M1, M2, M3, M4, M5 and B (the "Subordinate Certificates") will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Class A Certificates will have the preferential right to receive interest due and principal available for distribution (in the case of the Class A Certificates) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4, M5 and B; Class M2 will be senior to Classes M3, M4, M5 and B; Class M3 will be senior to Classes M4, M5 and B; Class M4 will be senior to Classes M5 and B; and Class M5 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M5, M4, M3, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 2.00% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 2.00% of the Cut-Off Date Balance and (ii) 4.00% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 33.5% of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Realized Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2006 to September 2007	4.00% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
October 2007 to September 2008	6.25% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
October 2008 to September 2009	7.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
October 2009 to September 2010	8.75% for the first month, plus an additional 1/12th of 0.45% for each month thereafter
October 2010 to September 2011	9.20% for the first month, plus an additional 1/12th of 0.30% for each month thereafter
October 2011 and thereafter	9.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3, M4, M5 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A
AAA/Aaa
Libor Floater

M1
AA/Aa2
Libor Floater

M2
A/A2
Libor Floater

M3
A-/A3
Libor Floater

M4
BBB/Baa2
Libor Floater

M5
BBB-/Baa3
Libor Floater

B
BB/Ba2
Libor Floater

Classes M1, M2, M3, M4, M5 and B are subject to a lock-out period of 36 months with respect to principal payments.

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: October 27, 2003
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	September [ ], 2003
Expected Closing Date:	September 30, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes A, M1, M2, M3, M4, M5 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.008% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2, M3, M4 and M5. Minimum $100,000; increments $1 in excess thereof for Classes B.
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A is expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.64	3.15	2.28	1.60	1.14
Window (mos)	1-175	1-122	1-91	1-71	1-34
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2006
Class M1					
Avg. Life (yrs)	9.71	6.64	5.17	4.97	4.29
Window (mos)	57-175	38-122	42-91	48-71	34-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.71	6.64	5.07	4.41	4.40
Window (mos)	57-175	38-122	39-91	42-71	46-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.71	6.64	5.04	4.26	3.98
Window (mos)	57-175	38-122	38-91	41-71	43-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.64	5.02	4.19	3.81
Window (mos)	57-175	38-122	38-91	39-71	40-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.71	6.64	5.00	4.13	3.69
Window (mos)	57-175	38-122	37-91	38-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class B					
Avg. Life (yrs)	9.64	6.59	4.95	4.08	3.61
Window (mos)	57-175	38-122	37-91	37-71	38-58
Expected Final Mat.	4/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	3.00	1.77	1.05
Window (mos)	1-117	1-76	1-32
Expected Final Mat.	6/25/2013	1/25/2010	5/25/2006
Class M1			
Avg. Life (yrs)	6.35	4.91	3.62
Window (mos)	37-117	46-76	32-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M2			
Avg. Life (yrs)	6.35	4.53	4.37
Window (mos)	37-117	41-76	47-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M3			
Avg. Life (yrs)	6.35	4.42	3.96
Window (mos)	37-117	40-76	44-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.37	3.74
Window (mos)	37-117	38-76	40-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class M5			
Avg. Life (yrs)	6.35	4.34	3.60
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008
Class B			
Avg. Life (yrs)	6.30	4.28	3.51
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	6/25/2013	1/25/2010	3/25/2008

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.92	3.39	2.47	1.75	1.14
Window (mos)	1-319	1-255	1-199	1-158	1-34
Expected Final Mat.	4/25/2030	12/25/2024	4/25/2020	11/25/2016	7/25/2006
Class M1					
Avg. Life (yrs)	10.55	7.33	5.70	5.39	5.65
Window (mos)	57-297	38-227	42-175	48-139	34-128
Expected Final Mat.	6/25/2028	8/25/2022	4/25/2018	4/25/2015	5/25/2014
Class M2					
Avg. Life (yrs)	10.50	7.28	5.56	4.80	4.70
Window (mos)	57-281	38-211	39-161	42-127	46-103
Expected Final Mat.	2/25/2027	4/25/2021	2/25/2017	4/25/2014	4/25/2012
Class M3					
Avg. Life (yrs)	10.44	7.22	5.48	4.61	4.25
Window (mos)	57-259	38-191	38-145	41-114	43-92
Expected Final Mat.	4/25/2025	8/25/2019	10/25/2015	3/25/2013	5/25/2011
Class M4					
Avg. Life (yrs)	10.32	7.12	5.39	4.48	4.03
Window (mos)	57-247	38-180	38-136	39-107	40-86
Expected Final Mat.	4/25/2024	9/25/2018	1/25/2015	8/25/2012	11/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.91	5.20	4.29	3.81
Window (mos)	57-214	38-153	37-114	38-89	38-72
Expected Final Mat.	7/25/2021	6/25/2016	3/25/2013	2/25/2011	9/25/2009
Class B					
Avg. Life (yrs)	9.68	6.62	4.98	4.10	3.62
Window (mos)	57-186	38-130	37-97	37-76	38-61
Expected Final Mat.	3/25/2019	7/25/2014	10/25/2011	1/25/2010	10/25/2008

(1) 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	3.23	1.93	1.05
Window (mos)	1-247	1-169	1-32
Expected Final Mat.	4/25/2024	10/25/2017	5/25/2006
Class M1			
Avg. Life (yrs)	7.02	5.37	4.83
Window (mos)	37-220	46-148	32-121
Expected Final Mat.	1/25/2022	1/25/2016	10/25/2013
Class M2			
Avg. Life (yrs)	6.97	4.95	4.84
Window (mos)	37-203	41-136	47-97
Expected Final Mat.	8/25/2020	1/25/2015	10/25/2011
Class M3			
Avg. Life (yrs)	6.92	4.80	4.23
Window (mos)	37-184	40-122	44-87
Expected Final Mat.	1/25/2019	11/25/2013	12/25/2010
Class M4			
Avg. Life (yrs)	6.82	4.69	3.97
Window (mos)	37-173	38-114	40-81
Expected Final Mat.	2/25/2018	3/25/2013	6/25/2010
Class M5			
Avg. Life (yrs)	6.61	4.51	3.72
Window (mos)	37-147	38-96	39-68
Expected Final Mat.	12/25/2015	9/25/2011	5/25/2009
Class B			
Avg. Life (yrs)	6.33	4.29	3.52
Window (mos)	37-125	37-81	38-58
Expected Final Mat.	2/25/2014	6/25/2010	7/25/2008

Available Funds Cap Schedule (1) (2)

**The Available Funds Cap shown is calculated without basis risk shortfalls coverage provided by the Interest Rate Cap*

Period	Available Funds Cap (%)
1	10.00890
2	9.68862
3	10.01362
4	9.69198
5	9.69295
6	10.36246
7	9.69488
8	10.01903
9	9.69679
10	10.02100
11	9.69869
12	9.69964
13	10.02394
14	9.70153
15	10.02588
16	10.13473
17	10.13459
18	11.22028
19	10.13430
20	10.47196
21	10.13401
22	10.88319
23	10.53110
24	10.53009
25	10.88005
26	10.52807
27	10.87797
28	10.83087
29	10.82926
30	11.98776

Period	Available Funds Cap (%)
31	10.82606
32	11.18529
33	10.82288
34	11.18202
35	10.81973
36	10.81817
37	11.17716
38	10.81505
39	11.17395
40	10.81196
41	10.81043
42	11.96699
43	10.80737
44	11.16605
45	10.80434
46	11.16294
47	10.80134
48	10.79985
49	11.15831
50	10.79689
51	11.15526
52	10.79392
53	10.79243
54	11.53515
55	10.78947
56	11.14760
57	10.78654
58	11.14459
59	10.78363
60	10.78219

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC3 Collateral Summary

Total Number of Loans	2,051	**Prepayment Penalty**	
Total Outstanding Loan Balance	$165,076,532	None	42.1%
Average Loan Principal Balance	$80,486	0.001-1.000	5.7%
Fixed Rate Percentage	78.1%	1.001-2.000	1.3%
Adjustable Rate Percentage	21.9%	2.001-3.000	48.9%
Prepayment Penalty Percentage	57.9%	3.001-4.000	0.8%
Weighted Average Coupon	10.5%	4.001-5.000	1.3%
Weighted Average Margin	8.5%		
Weighted Average Initial Periodic Cap	2.1%	**Geographic Distribution**	
Weighted Average Periodic Cap	2.0%	(Other states account individually for less than	
Weighted Average Maximum Rate	14.8%	4% of the Cut-off Date principal balance)	
Weighted Average Floor	9.0%	TX	13.0%
Weighted Average Original Term (mo.)	329.2	FL	8.7%
Weighted Average Remaining Term (mo.)	321.2	CA	8.4%
Weighted Average Loan Age (mo.)	8.1	NY	6.2%
Weighted Average Combined LTV	87.9%	TN	5.2%
Non-Zero Weighted Average FICO	621	CT	4.3%
Non-Zero Weighted Average DTI	41.9%	VA	4.2%
		Occupancy Status	
		Primary Home	98.8%
Product Type		Investment	1.2%
Fixed Rate	78.1%		
2/28 ARM (LIBOR)	21.9%	**Lien Position**	
Balloon	0.0%	First	86.4%
		Second	12.6%
		Third	1.0%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	805	$21,396,979.62	12.96%
50,000.01 - 100,000.00	634	46,437,293.14	28.13
100,000.01 - 150,000.00	355	43,468,808.97	26.33
150,000.01 - 200,000.00	141	24,280,399.49	14.71
200,000.01 - 250,000.00	68	14,955,972.02	9.06
250,000.01 - 300,000.00	30	8,162,375.58	4.94
300,000.01 - 350,000.00	11	3,580,367.16	2.17
350,000.01 - 400,000.00	6	2,334,372.68	1.41
450,000.01 - 500,000.00	1	459,963.53	0.28
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: $211.72
Maximum: $459,963.53
Average: $80,485.88

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$207,911.08	0.13%
5.501 - 6.000	1	21,659.98	0.01
6.001 - 6.500	2	125,173.44	0.08
6.501 - 7.000	10	1,119,977.52	0.68
7.001 - 7.500	20	2,956,351.41	1.79
7.501 - 8.000	55	7,508,291.61	4.55
8.001 - 8.500	64	7,760,051.16	4.70
8.501 - 9.000	131	13,165,558.58	7.98
9.001 - 9.500	125	13,761,910.08	8.34
9.501 - 10.000	214	20,656,850.71	12.51
10.001 - 10.500	161	15,287,155.20	9.26
10.501 - 11.000	226	21,856,659.60	13.24
11.001 - 11.500	179	16,562,314.25	10.03
11.501 - 12.000	181	16,274,591.45	9.86
12.001 - 12.500	127	8,850,453.98	5.36
12.501 - 13.000	102	4,366,536.86	2.65
13.001 - 13.500	105	2,938,459.80	1.78
13.501 - 14.000	233	8,716,210.49	5.28
14.001 - 14.500	69	2,500,074.55	1.51
14.501 - 15.000	19	334,707.73	0.20
15.001 - 15.500	4	75,354.44	0.05
15.501 - 16.000	1	22,735.53	0.01
18.501 - 19.000	1	7,542.74	0.00
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: 5.260%
Maximum: 18.740%
Weighted Average: 10.517%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 119	20	$278,600.52	0.17%
120 - 180	196	7,643,716.34	4.63
181 - 240	525	23,159,157.96	14.03
241 - 300	222	10,497,243.16	6.36
301 - 360	1,088	123,497,814.21	74.81
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum:	36.000
Maximum:	360.000
Weighted Average:	329.213

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 59	8	$79,334.95	0.05%
60 - 180	211	7,877,818.33	4.77
181 - 220	119	2,091,020.24	1.27
221 - 300	625	31,530,544.46	19.10
301 - 340	3	263,164.94	0.16
341 - 360	1,085	123,234,649.27	74.65
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum:	27.000
Maximum:	354.000
Weighted Average:	321.157

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio*			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	10	$372,515.97	0.23%
20.001 - 30.000	10	413,890.46	0.25
30.001 - 40.000	19	662,278.49	0.40
40.001 - 50.000	20	842,805.19	0.51
50.001 - 60.000	38	2,622,300.64	1.59
60.001 - 70.000	103	7,671,287.44	4.65
70.001 - 80.000	419	39,334,105.32	23.83
80.001 - 90.000	432	39,281,761.14	23.80
90.001 - 100.000	823	70,416,577.52	42.66
>= 100.001	177	3,459,010.02	2.10
Total:	**2,051**	**$165,076,532.19**	**100.00%**

* All loans with CLTVs greater than 125% are Home Improvement loans.

Minimum: 6.490%
Maximum: 148.930%
Weighted Average: 87.858%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	21	$1,748,673.04	1.06%
500 - 519	56	6,296,397.31	3.81
520 - 539	90	9,283,053.65	5.62
540 - 559	157	16,983,948.90	10.29
560 - 579	165	15,038,158.76	9.11
580 - 599	191	12,514,510.47	7.58
600 - 619	222	15,667,290.68	9.49
620 - 639	328	22,095,111.51	13.38
640 - 659	281	18,990,354.32	11.50
660 - 679	200	17,111,184.68	10.37
680 - 699	136	11,426,100.65	6.92
700 - 719	88	7,133,480.71	4.32
>= 720	116	10,788,267.51	6.54
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Minimum: 458
Maximum: 810
Weighted Average: 621

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,292	$136,166,118.80	82.49%
Debt Consolidation	263	13,208,121.45	8.00
Purchase	71	7,897,633.76	4.78
Home Improvement	425	7,804,658.18	4.73
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,992	$159,025,618.53	96.33%
Condo	30	2,597,707.38	1.57
2-4 Family	15	1,987,915.56	1.20
Manufactured Housing	10	855,156.33	0.52
PUD	4	610,134.39	0.37
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Texas	274	$21,449,670.33	12.99%
Florida	151	14,284,288.48	8.65
California	146	13,867,395.49	8.40
New York	109	10,160,350.68	6.15
Tennessee	79	8,588,954.07	5.20
Connecticut	62	7,086,793.09	4.29
Virginia	71	6,944,357.44	4.21
Arizona	74	6,123,176.38	3.71
New Jersey	77	6,020,713.95	3.65
Oklahoma	70	5,368,268.15	3.25
Michigan	74	4,960,270.51	3.00
Minnesota	60	4,821,011.24	2.92
Ohio	93	4,595,270.03	2.78
Iowa	52	4,369,280.92	2.65
Maryland	35	3,951,770.70	2.39
Massachusetts	36	3,694,773.58	2.24
North Carolina	37	3,663,826.95	2.22
Missouri	55	3,543,723.62	2.15
Illinois	55	3,020,543.83	1.83
Pennsylvania	54	2,689,538.85	1.63
Arkansas	39	2,110,874.80	1.28
Indiana	34	2,033,470.87	1.23
Wisconsin	38	2,020,611.96	1.22
Washington	23	1,822,123.46	1.10
Nevada	29	1,774,890.74	1.08
Alabama	22	1,685,599.43	1.02
Kentucky	24	1,610,853.57	0.98
Louisiana	13	1,123,506.03	0.68
Rhode Island	9	1,106,601.01	0.67
New Mexico	8	981,435.39	0.59
Other	148	9,602,586.64	5.82
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,137	$69,457,676.16	42.08%
1% of Orig. Bal.	4	200,688.88	0.12
1% of UPB	51	4,018,900.04	2.43
2 Mos. Int. on UPB	1	76,329.11	0.05
2% of UPB	17	1,579,889.06	0.96
3 Months Int. on UPB	2	339,274.50	0.21
5% of UPB	15	700,475.90	0.42
5% 4% 3% 2% 1% of UPB	11	974,480.25	0.59
6 Mos. Int. on Amt Prepaid > 20% Orig. Bal.	813	87,728,818.29	53.14
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,569	$149,995,187.70	90.86%
Limited	466	12,031,554.38	7.29
Stated	11	2,139,320.03	1.30
No Documentation	5	910,470.08	0.55
Total:	**2,051**	**$165,076,532.19**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.001 - 5.500	1	$393,066.67	1.09%
5.501 - 6.000	3	451,037.61	1.25
6.001 - 6.500	8	784,041.86	2.17
6.501 - 7.000	22	3,055,863.78	8.47
7.001 - 7.500	26	3,751,642.88	10.39
7.501 - 8.000	29	3,523,885.04	9.76
8.001 - 8.500	45	4,358,809.95	12.08
8.501 - 9.000	56	6,551,155.78	18.15
9.001 - 9.500	58	6,562,345.30	18.18
9.501 - 10.000	40	3,979,241.19	11.02
10.001 - 10.500	18	1,661,308.41	4.60
10.501 - 11.000	8	941,989.05	2.61
11.001 - 11.500	1	79,387.21	0.22
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 5.150%
Maximum: 11.020%
Weighted Average: 8.483%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	315	$36,093,774.73	100.00%
Total:	**315**	**$36,093,774.73**	**100.00%**

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	281	$31,181,814.13	86.39%
3.000	34	4,911,960.60	13.61
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.136%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	2	$354,406.29	0.98%
10.501 - 11.000	3	465,372.87	1.29
11.001 - 11.500	3	629,326.98	1.74
11.501 - 12.000	5	587,491.05	1.63
12.001 - 12.500	6	707,780.27	1.96
12.501 - 13.000	11	1,391,461.72	3.86
13.001 - 13.500	16	1,990,930.71	5.52
13.501 - 14.000	26	3,517,059.12	9.74
14.001 - 14.500	27	3,614,454.70	10.01
14.501 - 15.000	48	4,635,020.13	12.84
15.001 - 15.500	47	5,562,984.73	15.41
15.501 - 16.000	65	7,199,624.17	19.95
16.001 - 16.500	34	3,211,211.01	8.90
16.501 - 17.000	16	1,519,414.80	4.21
17.001 - 17.500	6	707,236.18	1.96
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum:	10.400%
Maximum:	17.450%
Weighted Average:	14.757%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
6.501 - 7.000	9	$1,075,261.93	2.98%
7.001 - 7.500	17	2,704,152.15	7.49
7.501 - 8.000	26	3,732,716.16	10.34
8.001 - 8.500	29	3,561,564.90	9.87
8.501 - 9.000	54	5,208,583.15	14.43
9.001 - 9.500	54	6,399,189.58	17.73
9.501 - 10.000	66	7,468,006.02	20.69
10.001 - 10.500	35	3,352,963.09	9.29
10.501 - 11.000	18	1,668,598.89	4.62
11.001 - 11.500	7	922,738.86	2.56
Total:	**315**	**$36,093,774.73**	**100.00%**

Minimum: 6.550%
Maximum: 11.500%
Weighted Average: 9.039%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-01	3	$263,164.94	0.73%
2004-03	5	477,297.07	1.32
2004-04	2	379,301.37	1.05
2004-06	3	316,812.67	0.88
2004-07	1	127,440.30	0.35
2004-08	2	553,302.08	1.53
2004-09	2	142,889.42	0.40
2004-10	4	672,457.28	1.86
2004-11	7	716,126.80	1.98
2004-12	68	8,468,308.96	23.46
2005-01	147	16,615,249.99	46.03
2005-02	71	7,361,423.85	20.40
Total:	**315**	**$36,093,774.73**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519